Exhibit 10.4

2015 RLHC Named Executive Officers Bonus Plan

Purpose
RLHC is committed to compensating associates through comprehensive and competitive pay packages that include base salary, bonus programs, incentive plans, competitive benefits plans, and reward and recognition programs. These programs are designed to motivate employees to exceed performance expectations in support of the company’s business objectives.

The Named Executive Officers Bonus Plan (“Plan”) provides the opportunity for annual bonus payments to the contributors who drive the successful attainment of company goals. The success of the company relies on many factors. EBITDA is the main driver behind this plan, however; our success depends on Department and Individual goals. Annual Bonus payments will be achieved if EBITDA, Department Goals, and Individual goals are met.

Effective Date
Plan Period – January 1, 2015 to December 31, 2015
(All plans are to be reviewed on an annual basis and reinstated or revised and authorized prior to January 1 of the new effective year.)

Eligible Employees Bonus Targets and Maximums

Eligible Employees	Bonus Target	Bonus Maximum
Executive Vice-President	40% of Annual Base Salary	80% of Annual Base Salary
Chief Executive Officer	50% of Annual Base Salary	100% of Annual Base Salary

Annual Base Salary is defined as the aggregate annual salary in effect for the Plan Period.

Plan Components

The Named Executive Officer Bonus Plan has three components: (1) Achievement of at least 90% of EBITDA for the Plan Year, (2) Achievement of One Department Goal, and (3) Achievement of One Individual Goal. The Department and Individual Goals are established by the Compensation Committee. Achievement of the Target Bonus is weighted as follows: 80% of the Target Bonus based upon EBITDA, 10% of Target Bonus based upon achievement of Department Goal, and 10% of Target Bonus based upon achievement of one Individual Goal; provided that the Company achieves at least 90% of EBITDA. There is no bonus payout to the participants unless RLHC exceeds 90% of EBITDA.

Bonus Calculation

To calculate the bonus, if any, due under this Plan, each participant’s total goal achievement (“Total Goal Achievement”) will be calculated using the weights identified above (80% for EBITDA, 10% for Department Goal and 10% for Individual Goal). As noted above, there is no bonus payout to the participants unless RLHC exceeds 90% of EBITDA.

The participant’s bonus will increase proportionate to any increase in Total Goal Achievement using the following formula.

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Between 91% and 95% of Total Goal Achievement:

A linear function approximating either two percentage points (2%) for an EVP or two and one half percentage points (2.5%) for the CEO, of Annual Base Salary per percentage point of Total Goal Achievement above 90% up to 95% Total Goal Achievement. To calculate the payout ratio, for achievement ranging from 90% to 95%, a ratio of between 0 and 25% will be multiplied against the target payout percentage (e.g., 40% for EVPs). For the avoidance of doubt, above a 90% threshold is required to achieve any bonus payout. See table below for illustration purposes only.

Between 96% and 100% of Total Goal Achievement:

A linear function approximating either six percentage points (6%) for an EVP or seven and one half percentage points (7.5%) for the CEO, of Annual Base Salary per percentage point of Total Goal Achievement above 95% up to 100% Total Goal Achievement. To calculate the payout ratio, for achievement ranging from 96% to 100%, a ratio of between 25% and 100% will be multiplied against the target payout percentage (e.g., 40% for EVPs). See table below for illustration purposes only.

Increases above 100% of Total Goal Achievement:

A linear function approximating the slope from 100% of the At Target payout ratio for the executive for 100% of the Total Goal Achievement, up to a maximum of 200% of the At Target ratio for the executive for 150% of the Total Goal Achievement. To calculate the payout ratio, for achievement ranging from 100 to 150%, a ratio of between 100% and 200% will be multiplied against the target payout percentage (e.g., 40% for EVPs). See table below for illustration purposes only.

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	Goal Achievement	Target Multiplier	EVP Payout: % of base salary	CEO Payout: % of base salary

MAX	150%	200%	80%	100%
	140%	180%	72%	90%
	130%	160%	64%	80%
	120%	140%	56%	70%
	110%	120%	48%	60%
Target	100%	100%	40%	50%
	99%	85%	34%	42.5%
	98%	70%	28%	35%
	97%	55%	22%	27.5%
	96%	40%	16%	20%
Threshold 2	95%	25%	10%	12.5%
	94%	20%	8%	10%
	93%	15%	6%	7.5%
	92%	10%	4%	5%
	91%	5%	2%	2.5%
Threshold 1	90%	0%	0%	0%

RLHC may adjust the associate’s calculated bonus amount up (by up to 150%, but not to exceed the stated maximum) or down (as far as zero) based on the associates individual contributions and performance.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The actual EBITDA dollars for the period will be compared to the Goal EBITDA dollars for the same period. Goal EBITDA could be adjusted for acquisitions, dispositions, major transactions, or other items as approved. Adjustments to EBITDA will only be considered and approved after the end of the year.
Administration
The Director of Compensation and Benefits, SVP HR, and CFO will review and administer the bonus plan.

Approval
The Compensation Committee of the RLHC Board of Directors

Calculation, Approval and Payment
At the end of the period, the SVP, HR and the VP, Accounting will complete the bonus calculations for each participant and submit to the CFO for review and approval. The CFO will input any adjustments from the Chief Executive Officer for individual associate adjustment factors, approve and submit to the Compensation Committee for final approval. Upon Compensation Committee approval, the CFO will provide the payment information to the VP, Accounting and SVP, HR for record keeping who will in turn submit to the payroll office for payments. Payments will be made to employees as soon as administratively possible following the end of the bonus period. Typically, payments are approved following the February Board meeting and paid as soon as practical, thereafter. Calculations are based on the base salary of the associate on the last day of the calendar year.

Effect of Change in Employment Status/Termination
Transfers: If earned, a prorated amount of earned bonus/incentive will be paid, based on the number of days worked during the bonus period, unless negotiated in the associate’s offer letter upon hire. An associate that transfers from a bonus-eligible position to another bonus-eligible position will receive pro-rated amounts for each position, based upon the criteria established for each position and will not have a waiting period to be eligible.

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Leaves of Absences: To the extent an associate qualifies for an approved leave of absence, that associate’s bonus will not be forfeited, but rather may be prorated. If the leave involves accrued paid leave, the bonus will be unaffected. If the leave involves unpaid leave, the bonus may be prorated based upon the actual number of days worked plus any paid leave as a proportion of the full bonus calculation period.

Terminations: Bonuses for this Plan are not earned or vested until they are paid. Bonuses are determined and paid on or before March 31st, for an associate’s and company results in the previous calendar year. To encourage continued employment with RLHC, participants must be employed as of the date of payout in order to earn a bonus. Therefore, any associate whose employment terminates prior to the date of payout will not earn, vest in, or receive a bonus.

General Provisions
There is an overriding discretionary analysis of each participant’s eligibility to receive a bonus. Even though an individual might earn a bonus based on the criteria established within this Plan, a bonus can be adjusted up, down or not paid entirely at the full discretion of the Compensation Committee of the Board of Directors. In situations where a bonus/incentive has been earned based on the Plan criteria, a participant may be disqualified from receiving part or all of such payment at the discretion of RLHC’s Board of Directors, Compensation Committee. Instances when this might occur include overall substandard work performance of the associate, including, but not limited to the below. For example, if a participant fails to follow company policy and procedures, exposes the company to legal liability, or exhibits behavior inappropriate, withholding information, inadequate follow-through on critical incidents he or she may be disqualified from receiving a bonus. Other disqualifiers may include unacceptable performance against established performance objectives, unacceptable scores on internal audit processes (i.e.: HR, Accounting, Risk Management, Internal Audit, Quality Assurance), poor performance on associate satisfaction scores, poor performance on customer satisfaction scores or inadequate follow-through on critical incidents.

Notwithstanding anything to the contrary in this policy, individual or company-wide bonus payments may be deferred, partially paid or withheld in their entirety at the sole discretion of RLHC Board of Directors Compensation Committee in consideration of the overall best interests of the company. RLHC reserves the right to cancel, change, modify or interpret any and all provisions of the Plan at any time without notice. Participation in or eligibility for the Plan does not create any entitlement to employment or continued employment and does not alter the at-will status of employees. This Plan will be governed and construed in accordance with the laws of the state of Washington.

Plan Period – this plan will continue through the plan period, unless RLHC announces a cancellation of the Plan. This Plan supersedes all previous plans in existence and past written or verbal communication to any associate regarding the terms of any incentive plan.

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Authorization
Plans are not considered final and ‘active’ until they have been authorized below and sent to the VP, Accounting and SVP, HR for filing. Only finalized plans should be communicated to associates.

Reviewed/Created by (print name):

/s/ Beth Kennar, SVP, Human Resources, Associate General Counsel_________________

/s/ Beth Kennar__________________________________            5/26/15__________________
Signature                                    Date

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